Exhibit 12.1

				Four Months			Nine Months
				Ended			Ended
	Year Ended August 31,			December 31,	Year Ended December 31,		September 30,
	2005	2006	2007	2007	2008	2009	2010

Fixed charges:
Interest expensed	$93,017	$113,857	$175,563	$66,298	$265,701	$394,274	$309,217
Capitalized interest	191	12,606	22,979	12,657	21,595	11,791	2,573
Loss on extinguishment of debt	9,550	—	—	—	—	—	—
Implicit interest in rent expense	946	1,929	3,562	1,010	1,843	2,121	1,746

Total fixed charges	$103,704	$128,392	$202,104	$79,965	$289,139	$408,186	$313,536

Estimated interest element of rentals:
Rent expense	$8,830	$18,004	$33,247	$9,424	$17,200	$19,800	$16,300
Weighted average interest rate (working cap/acquisition)	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%
	7,884	16,075	29,685	8,414	15,357	17,679	14,554

Interest element	$946	$1,929	$3,562	$1,010	$1,843	$2,121	$1,746

Earnings:
Pre-tax income from continuing operations	$209,409	$544,006	$690,939	$272,613	$872,703	$804,319	$402,827
Less: Equity in earnings (losses) of affiliates	(376)	(479)	5,161	(94)	(165)	20,597	10,848

	209,785	544,485	685,778	272,707	872,868	783,722	391,979

Add:
Fixed charges	103,704	128,392	202,104	79,965	289,139	408,186	313,536
Amortization of capitalized interest	15	17	149	223	1,167	1,699	1,538
Distributed income of equity investees	—	—	—	4,319	—	20,597	10,848
Less:
Interest capitalized	(191)	(12,606)	(22,979)	(12,657)	(21,595)	(11,791)	(2,573)

Income available for fixed charges	$313,313	$660,288	$865,052	$344,557	$1,141,579	$1,202,413	$715,328

Ratio of earnings to fixed charges	3.02	5.14	4.28	4.31	3.95	2.95	2.28